COBHAM

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

RECEIVED
2007 MAY -2 A 6:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our ref: L/COB/88.2/20338

27th April 2007

[redacted]

07023106

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Notice of allotment of shares or securities on Form 88(2) dated 26 April 2007.
2. 2 x General Purposes Committee resolution allotting securities dated 26 April 2007.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

SECRETARIAT

88(2)

RECEIVED

2007 MAY -2 A 6:40

Please complete in typescript, or in bold black capitals
CHFP029

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	26	
Month	04	
Year	2007	

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	81,024		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

File No. 8234923

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address:	Ordinary 2.5p, £,	8,664
UK Postcode		
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 2.5p, £,	72,360
UK Postcode E C 3 P 3 D B		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed JM POPE Date 26/4/07.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 26th April 2007

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1, the share-save closure schedule, dated 18th April 2007, had given notice to the company (such notice being accompanied by the appropriate subscription price of £8,685.30) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 8,664 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 18th April 2007 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....

Chairman

Closure report dated:		18th April 2007														
Originator:		Yorkshire Building Society														
AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	EmployeeNumber	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
005175576664	141103	5	0.939	MRS	MCNALLY	JM	1537	WP098547A	2020	1,896.78	52 THE MILL POND	HOLBURY	SOUTHAMPTON	SO45 2QN	JANICE MARIE	RACAL
005777232866	151105	5	1.24	MRS	MCNALLY	JM	1537	WP098547A	610	756.40	52 THE MILL POND	HOLBURY	SOUTHAMPTON	SO45 2QN	JANICE MARIE	RACAL
008870615365	161104	5	1.076	MRS	MCNALLY	JM	1537	WP098547A	1280	1,377.28	52 THE MILL POND	HOLBURY	SOUTHAMPTON	SO45 2QN	JANICE MARIE	RACAL
005777235266	151105	3	1.24	MRS	RENWICK	TA	1614	YX472467A	634	786.16	50 FRIARS CROFT	CALMORE	SOUTHAMPTON	SO40 2SS	TINA ANN	RACAL
Totals									4544	£4,816.62						
AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	EmployeeNumber	NINO	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
005175254664	141103	3	0.939	MR	STAGG	DJ	4384	YT104215D	4120	3868.68	22 FERNLEA WAY	DIBDEN PUI	SOUTHAMPTON	SO45 5SG	DUDLEY JOHN	FRL
Totals									4120	£3,868.68						
							Total number of shares to be allotted:		8664							
							Total cost of shares to be allotted:		£8,685.30							

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 26th April 2007

Present: A E Cook - Chairman
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.03	A Guenthardt	25.4.07	72,360 ("U")	£85,806.66

It was resolved that a total of 72,360 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
A Guenthardt	72,360	£1.16083

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 72,360 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

END